Exhibit 99.1

111, Inc. Announces Fourth Quarter and Fiscal Year 2020 Unaudited Financial Results

SHANGHAI, March 18, 2021 /PRNewswire/ – 111, Inc. ("111" or the "Company") (NASDAQ: YI), "), a leading tech-enabled healthcare platform company committed to digitally connecting patients with medicine and healthcare services in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2020.

Fourth Quarter 2020 Highlights

•	Net revenues were RMB2.64 billion (US$405.1 million), representing an increase of 96.1% year-over-year.

•	Gross Profit[1] was RMB103.6 million (US$15.9 million), representing an increase of 143.7% year-over-year.

•	Operating expenses[2] were RMB248.3 million (US$38.1 million), representing an increase of 17.9% year-over-year. Operating expenses accounted for 9.4% of net revenues in this quarter as compared to 15.6% in the same quarter of last year.

•	Non-GAAP net loss attributable to ordinary shareholders[3] was RMB98.2 million (US$15.1 million), compared to RMB143.7 million in the same quarter of last year. As a percentage of net revenues, non-GAAP net loss attributable to ordinary shareholders decreased to 3.7% this quarter from 10.7% in the same quarter of last year.

Fiscal Year 2020 Highlights

•	Net revenues were RMB8.20 billion (US$1.26 billion), representing an increase of 107.6% year-over-year.

•	Gross Profit was RMB365.8 million (US$56.1 million), representing an increase of 121.5% year-over-year

•	Operating expenses were RMB839.1 million (US$128.6 million), representing an increase of 27.4% year-over-year. Operating expenses accounted for 10.2% of net revenue in 2020 as compared to 16.7% of last year.

•	Non-GAAP net loss attributable to ordinary shareholders was RMB380.8 million (US$58.4 million), compared to RMB434.3 million last year. As a percentage of net revenues, non-GAAP net loss attributable to ordinary shareholders decreased to 4.6% in 2020 from 11.0% last year.

•	Cash and cash equivalents, restricted cash and short-term investments amounted to RMB1.62 billion (US$248.1 million) as of December 31, 2020, compared to RMB697.7 million as of December 31, 2019.

[1]	Gross profit refers to net revenue less cost of goods sold.

[2]	Operating expense consists of fulfillment expenses, selling and marketing expenses, general and administrative expenses, technology expenses and other operating expenses.

[3]	Non-GAAP net loss attributable to ordinary shareholders represents net loss attributable to ordinary shareholders excluding share-based compensation expenses and impairment loss of long-term investment.

“2020 was another strong year for us, with net revenue in Q4 rising by 96.1% YoY to RMB2.64 billion. Despite the challenges of the pandemic, we were able to sustain a consecutive net revenue growth since our IPO, bringing net revenue for the year to RMB8.2 billion, more than doubling the net revenue of RMB3.95 billion in FY 2019. Non-GAAP net loss attribute to ordinary shareholders as a percentage of net revenues also decreased significantly, from 22.3% in our first quarter post IPO to 3.7% in this latest quarter,” said Mr. Junling Liu, Co-Founder, Chairman, and Chief Executive Officer of 111.

“Our business recorded a close to nine-fold increase from RMB959.5 million in FY2017. This stellar performance was set in motion by our S2B2C model, which has continued to drive our multi-faceted growth strategy, and has allowed us to lead the charge in the digital transformation of the healthcare system in the new era of industry internet in China.”

“The advantages of our S2B2C model continues to attract new partners and has led to the rapid growth of our ecosystem in 2020. The number of global and domestic pharmaceutical companies we have a direct relationship with totaled over 330 as of 4Q 2020, while our network of retail pharmacy customers is now the largest virtual network in China. With the support of our eight regional fulfilment centers, we provide 24-hour delivery to more than 300 cities in China and 72-hour delivery nationwide. As we increase the number of our fulfilment centers and upgrade our logistic management, fulfilment costs as a percentage of net revenue improved significantly – from 3.6% in Q4 2019 to 2.6% in Q4 2020. For the full year 2020, it improved from 3.3% to 2.8% YoY.”

“In addition to pharmaceutical companies, market participants such as marketplace vendors, medicine distributors, CSO organizations, commercial medical insurance companies and others have significantly strengthened our supply chain platform. Coupled with the capabilities we have built out over the past few years we are in a very unique position to enable pharmacies and doctors to better service their customers. Doctors are able to enjoy our service modules of cloud clinic, cloud pharmacy, doctor-patient platform to digitally serve their patients in a manner never existed in the past. Today, pharmacies across the country can access a vast selection of medicine with volume-based pricing, supply chain financing, and a variety of SaaS based services on our platform which enable them to deliver greater user experience to their patients.”

He continued, “Looking ahead to 2021, we will focus on strengthening every facet of our S2B2C model and advancing our strategic plan to expedite business expansion. We will continue to improve the AI and data processing capabilities of our technology to empower doctors and pharmacies. We will make significant investment in our technology to bring more services to retail pharmacies so that we can deepen our share of wallet. The platform’s enhanced capability will also allow us to virtually deploy more digital medical reps to further improve the effectiveness of our commercialization capability and provide better tools to doctors so they can access the latest innovations in medical science.”

“During 2020, we continued to build on our momentum and deepen our market positions through our main operating subsidiary, Yao Fang Shanghai, which has raised two rounds of financing that amounted to approximately USD142.8 million from third-party investors, with the second round financing at a pre-money valuation of RMB10 billion (US$1.5 billion) in connection with IPO on Shanghai Stock Exchange’s Sci-Tech Innovation Board (STAR). We believe that there are significant opportunities for us in the age of industry internet to expediate the digital transformation of the healthcare system in China. We will work relentlessly to strengthen this model and pursue growth opportunities, delivering ever-greater value to our shareholders,” he concluded.

Fourth Quarter 2020 Financial Results

Net revenues were RMB2.64 billion (US$405.1 million), representing an increase of 96.1% from RMB1.35 billion in the same quarter of last year.

As of December 31, 2020, the Group has two reporting segments that includes B2B segment and B2C segment. Revenue contribution from E-Channel was previously disclosed as a separate segment, but was incorporated in B2B segment since last quarter. The Company revised prior comparative periods to conform to the current period segment presentation as follows:

(In thousands RMB)	For the three months ended December 31,
	2019	2020	YoY
B2B Revenue
Product	1,184,424	2,462,875	107.9%
Service	1,543	11,966	675.5%

Sub-Total	1,185,967	2,474,841	108.7%

Cost of Products Sold[4]	1,168,931	2,400,672	105.4%

Segment Profit	17,036	74,169	335.4%
Segment Profit %	1.4%	3.0%

(In thousands RMB)	For the three months ended December 31,
	2019	2020	YoY
B2C Revenue
Product	156,746	161,394	3.0%
Service	5,127	6,715	31.0%

Sub-Total	161,873	168,109	3.9%

Cost of Products Sold[4]	136,417	138,724	1.7%

Segment Profit	25,456	29,385	15.4%
Segment Profit %	15.7%	17.5%

[4]	For segment reporting purposes, purchase rebate is allocated to B2B segment and B2C segment primarily based on the amount of cost of products sold for each segment. Cost of products sold does not include other direct costs related to cost of product sales such as shipping and handling expense, payroll and benefits of logistic staff, logistic centers rental expenses and depreciation expenses, which are recorded in the fulfillment expenses.

Operating costs and expenses were RMB2.79 billion (US$427.1 million), representing an increase of 83.8% from RMB1.52 billion in the same quarter of last year.

•	Cost of products sold was RMB2.54 billion (US$389.2 million), representing an increase of 94.5% from RMB1.31 billion in the same quarter of last year. The increase was primarily due to our rapid revenue growth in B2B business, which increased by 108.7% as compared to the same quarter last year.

•	Fulfillment expenses were RMB69.6 million (US$10.7 million), representing an increase of 42.9% from RMB48.7 million in the same quarter of last year. Fulfillment expenses accounted for 2.6% of net revenues this quarter as compared to 3.6% in the same quarter of last year.

•	Selling and marketing expenses were RMB118.4 million (US$18.1 million), representing an increase of 15.0% from RMB102.9 million in the same quarter of last year. As a percentage of net revenues, selling and marketing expenses further reduced to 4.5% in the quarter from 7.6% in the same quarter of last year.

•	General and administrative expenses were RMB31.8 million (US$4.9 million), representing a decrease of 10.5% from RMB35.5 million in the same quarter of last year. As a percentage of net revenues, general and administrative expenses reduced to 1.2% in the quarter from 2.6% in the same quarter of last year.

•	Technology expenses were RMB30.7 million (US$4.7 million), representing an increase of 54.4% from RMB19.9 million in the same quarter of last year, mainly due to our increased investment in technology. Technology expenses accounted for 1.2% of net revenues this quarter as compared to 1.5% in the same quarter of last year.

Loss from operations was RMB144.7 million (US$22.2 million), compared to RMB168.1 million in the same quarter of last year. As a percentage of net revenues, loss from operations further decreased to 5.5% in the quarter from 12.5% in same quarter of last year.

Non-GAAP loss from operations[5] was RMB112.3 million (US$17.2 million), compared to RMB154.2 million in the same quarter of last year. As a percentage of net revenues, non-GAAP loss from operations decreased to 4.2% in the quarter from 11.4% in same quarter of last year.

Net loss attributable to ordinary shareholders was RMB130.6 million (US$20.0 million), compared to RMB157.6 million in the same quarter of last year. As a percentage of net revenues, net loss attributable to ordinary shareholders decreased to 4.9% in the quarter from 11.7% in same quarter of last year.

Non-GAAP net loss attributable to ordinary shareholders was RMB98.2 million (US$15.1 million), compared to RMB143.7 million in the same quarter of last year. As a percentage of net revenues, non-GAAP net loss attributable to ordinary shareholders decreased to 3.7% in the quarter from 10.7% in same quarter of last year.

Loss per ADS was RMB1.58 (US$0.24), compared to RMB1.92 for the same quarter of last year.

Non-GAAP Loss per ADS[6] was RMB1.19 (US$0.18), compared to RMB1.75 for the same quarter of last year.

[5]	Non-GAAP loss from operations represents loss from operations excluding share-based compensation expenses.

[6]	Non-GAAP loss per ADS represents loss per ADS excluding share-based compensation expenses and impairment loss of long-term investment per ADS.

Fiscal Year 2020 Financial Results

Net revenues were RMB8.20 billion (US$1.26 billion), representing an increase of 107.6% from RMB3.95 billion last year.

(In thousands RMB)	For the year ended December 31,
	2019	2020	YoY
B2B Revenue
Product	3,293,268	7,490,449	127.4%
Service	4,537	21,442	372.6%

Sub-Total	3,297,805	7,511,891	127.8%

Cost of Products Sold	3,251,293	7,285,327	124.1%

Segment Profit	46,512	226,564	387.1%
Segment Profit %	1.4%	3.0%

(In thousands RMB)	For the year ended December 31,
	2019	2020	YoY
B2C Revenue
Product	636,430	666,223	4.7%
Service	17,818	25,043	40.5%

Sub-Total	654,248	691,266	5.7%

Cost of Products Sold	535,577	551,998	3.1%

Segment Profit	118,671	139,268	17.4%
Segment Profit %	18.1%	20.1%

Operating costs and expenses were RMB8.68 billion (US$1.33 billion), representing an increase of 95.1% from RMB4.45 billion last year.

•	Cost of products sold was RMB7.84 billion (US$1.20 billion), representing an increase of 107.0% from RMB3.79 billion last year. The increase was primarily due to our rapid revenue growth in B2B business, which increased by 127.8% in 2020 as compared to last year.

•	Fulfillment expenses were RMB226.9 million (US$34.8 million), representing an increase of 75.9% from RMB129.0 million last year. Fulfillment expenses accounted for 2.8% of net revenues in 2020 as compared to 3.3% last year.

•	Selling and marketing expenses were RMB399.6 million (US$61.2 million), representing an increase of 17.3% from RMB340.6 million last year, mainly due to increase in the number of sales staffs and expenses associated with the expansion of the B2B business. As a percentage of net revenues, selling and marketing expense further reduced to 4.9% in 2020 from 8.6% last year.

•	General and administrative expenses were RMB128.2 million (US$19.7 million), representing an increase of 3.8% from RMB123.5 million last year. As a percentage of net revenues, general and administrative expense reduced to 1.6% in 2020 from 3.1% last year.

•	Technology expenses were RMB92.1 million (US$14.1 million), representing an increase of 48.8% from RMB61.9 million last year, mainly due to our increased investment in technology. Technology expenses accounted for 1.1% of net revenues in 2020 as compared to 1.6% last year.

Loss from operations was RMB473.3 million (US$72.5 million), compared to RMB493.5 million last year. As a percentage of net revenues, loss from operations further decreased to 5.8% in 2020 from 12.5% last year.

Non-GAAP loss from operations was RMB397.6 million (US$60.9 million), compared to RMB439.2 million last year. As a percentage of net revenues, non-GAAP loss from operations decreased to 4.8% in 2020 from 11.1% last year.

Net loss attributable to ordinary shareholders was RMB456.5 million (US$70.0 million), compared to RMB499.6 million last year. As a percentage of net revenues, net loss attributable to ordinary shareholders decreased to 5.6% in 2020 from 12.6% last year.

Non-GAAP net loss attributable to ordinary shareholders was RMB380.8 million (US$58.4 million), compared to RMB434.3 million last year. As a percentage of net revenues, non-GAAP net loss attributable to ordinary shareholders decreased to 4.6% in 2020 from 11.0% last year.

Loss per ADS was RMB5.54 (US$0.84), compared to RMB6.10 of last year.

Non-GAAP Loss per ADS was RMB4.62 (US$0.70), compared to RMB5.30 of last year.

As of December 31, 2020, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB1.62 billion (US$248.1 million), compared to RMB697.7 million as of December 31, 2019.

Business Outlook

For the first quarter of 2021, the Company expects its total net revenues to be between RMB2.53 billion and RMB2.6 billion, representing a year-over-year growth of approximately 61% to 65%, or 87% to 93% if excluding the impacts of certain one-off sales of pandemic supplies in first quarter 2020.

The above outlook is based on the current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions and customer demand, which are all subject to changes.

Conference Call

111's management team will host an earnings conference call at 7:30 AM U.S. Eastern Time on Thursday, March 18, 2021 (7:30 PM Beijing Time on the same day).

Details for the conference call are as follows:

Event Title:               111, Inc. Fourth Quarter 2020 Earnings Conference Call

Registration Link:      http://apac.directeventreg.com/registration/event/3260659

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique Registration ID, which can be used to join the conference call.

Please dial in 15 minutes before the call is scheduled to begin and provide the Direct Event passcode and unique Registration ID you have received upon registering to join the call.

A telephone replay of the call will be available after the conclusion of the conference call until March 26, 2021, 8:59 P.M. ET on:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Conference ID:	3260659

A live and archived webcast of the conference call will be available on the Investor Relations section of 111's website at http://ir.111.com.cn/.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP loss from operations, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS, non-GAAP measures, as supplemental measures to review and assess its operating performance. The Company defines non-GAAP loss from operations as loss from operations excluding share-based compensation expenses. The Company defines non-GAAP net loss attributable to ordinary shareholders as net loss attributable to ordinary shareholders excluding share-based compensation expenses and impairment loss of long-term investment. The Company defines non-GAAP loss per ADS as loss per ADS excluding share-based compensation expenses and impairment loss of long-term investment per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company believes that non-GAAP loss from operations, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in loss from operations and net loss. Share-based compensation expenses is a non-cash expense that varies from period to period. Impairment loss of long-term investment is a non-cash, non-recurring expense that occurred in the historical period. As a result, management excludes these two items from its internal operating forecasts and models. Management believes that the adjustments for share-based compensation expenses and impairment loss of long-term investment provide investors with a reasonable basis to measure the company's core operating performance, in a more meaningful comparison with the performance of other companies. The Company believes that non-GAAP loss from operations, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS provide useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP loss from operations, non-GAAP net loss attributable to ordinary shareholders, or non-GAAP loss per ADS is that it does not reflect all items of income and expense that affect the Company's operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP measures, all of which should be considered when evaluating the Company's performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of the non-GAAP financial measures to the most comparable U.S. GAAP measures is included at the end of this press release.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.5250 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2020.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "confident" and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as 111's strategic and operational plans, contain forward-looking statements. 111 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company's ability comply with extensive and evolving regulatory requirements, its ability to compete effectively in the evolving PRC general health and wellness market, its ability to manage the growth of its business and expansion plans, its ability to achieve or maintain profitability in the future, its ability to control the risks associated with its pharmaceutical retail and wholesale businesses, and the Company's ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq's continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and 111 does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About 111, Inc.

111, Inc. (NASDAQ: YI) ("111" or the "Company") is a leading tech-enabled healthcare platform company committed to digitally connecting patients with medicine and healthcare services in China. The Company provides consumers with better access to pharmaceutical products and healthcare services directly through its online retail pharmacy, 1 Pharmacy, and indirectly through its offline virtual pharmacy network. The Company also offers online healthcare services through its internet hospital, 1 Clinic, which provides consumers with cost-effective and convenient online consultation, electronic prescription service, and patient management service. In addition, the Company's online wholesale pharmacy, 1 Medicine Marketplace, serves as a one-stop shop for pharmacies to source a vast selection of pharmaceutical products. With the largest virtual pharmacy network in China, 111 enables offline pharmacies to better serve their customers with cloud-based services. 111 also provides an omni-channel drug commercialization platform to its strategic partners, which includes services such as digital marketing, patient education, data analytics, and pricing monitoring.

For more information on 111, please visit: http://ir.111.com.cn/.

For more information, please contact:

111, Inc.

Investor Relations

Email: ir@111.com.cn

111, Inc.

Media Relations

Email: press@111.com.cn

Phone: +86-021-2053 6666 (China)

111, Inc.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except for share and per share data)
	As of	As of
	December 31, 2019	December 31, 2020
	RMB	RMB	US$
ASSETS
Current Assets:
Cash and cash equivalents	581,281	1,189,620	182,317
Restricted cash	116,441	128,914	19,757
Short-term investments	—	300,167	46,003
Accounts receivable, net	65,247	163,094	24,995
Note Receivables, net	23,587	12,583	1,928
Inventories	486,271	766,529	117,476
Prepayments and other current assets	208,604	311,797	47,785
Total current assets	1,481,431	2,872,704	440,261
Property and equipment	29,836	43,439	6,657
Intangible assets	8,022	6,517	999
Long-term investments	140	140	21
Other non-current assets	3,009	5,061	776
Operating lease right-of-use asset	87,855	98,628	15,115
Total Assets	1,610,293	3,026,489	463,829

LIABILITIES AND EQUITY
Current liabilities including amounts of the consolidated VIE without recourse to the Company
Short-term borrowings	95,081	229,250	35,134
Accounts payable	444,334	1,073,352	164,498
Accrued expense and other current liabilities	234,008	327,118	50,133
Total Current liabilities	773,423	1,629,720	249,765
Operating lease liabilities	57,011	62,388	9,561
Other non-current liabilities	5,936	3,736	573
Total Liabilities	836,370	1,695,844	259,899

Mezzanine Equity
Redeemable non-controlling interests	—	924,245	141,647

Shareholders' Equity
Ordinary shares Class A	30	30	4
Ordinary shares Class B	25	25	4
Treasury shares	(22,991)	(34,972)	(5,360)
Additional paid in capital	2,606,486	2,669,279	409,085
Accumulated deficit	(1,883,335)	(2,339,868)	(358,600)
Accumulated other comprehensive Income	76,441	62,911	9,642
Total shareholders' equity	776,656	357,405	54,775
Non-controlling interest	(2,733)	48,995	7,508
Total equity	773,923	406,400	62,283
Total liabilities, mezzanine equity and equity	1,610,293	3,026,489	463,829

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands, except for share, per share and per ADS data)

	For the three months ended December 31,			For the year ended December 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Net revenues	1,347,840	2,642,950	405,049	3,952,053	8,203,157	1,257,189
Operating costs and expenses:
Cost of product sold	(1,305,348)	(2,539,396)	(389,179)	(3,786,870)	(7,837,325)	(1,201,123)
Fulfillment expenses	(48,683)	(69,550)	(10,659)	(128,996)	(226,930)	(34,779)
Selling and marketing expenses	(102,931)	(118,408)	(18,147)	(340,562)	(399,610)	(61,243)
General and administrative expenses	(35,501)	(31,776)	(4,870)	(123,501)	(128,226)	(19,651)
Technology expenses	(19,878)	(30,686)	(4,703)	(61,902)	(92,080)	(14,112)
Other operating (expenses)/income, net	(3,571)	2,143	327	(3,735)	7,703	1,181
Total operating costs and expenses	(1,515,912)	(2,786,660)	(427,075)	(4,445,566)	(8,675,455)	(1,329,572)
Loss from operations	(168,072)	(144,723)	(22,182)	(493,513)	(473,311)	(72,538)
Interest income	325	2,219	340	4,802	6,312	967
Interest expense	(1,164)	(2,614)	(401)	(3,622)	(8,817)	(1,351)
Foreign exchange gain/(loss)	4,983	6,218	953	(10,328)	5,547	850
Other income, net	5,615	1,519	233	834	3,161	484
Loss before income taxes	(158,313)	(137,381)	(21,057)	(501,827)	(467,108)	(71,588)
Income tax expense	—	—	—	—	—	—
Net loss	(158,313)	(137,381)	(21,057)	(501,827)	(467,108)	(71,588)
Net loss attributable to non-controlling interest and redeemable non-controlling interest	722	6,757	1,036	2,221	10,575	1,621
Net loss attributable to ordinary shareholders	(157,591)	(130,624)	(20,021)	(499,606)	(456,533)	(69,967)
Other comprehensive loss
Unrealized gains of available-for-sale securities, net of tax	650	(1,077)	(165)	7,335	(1,137)	(174)
Realized gains of available-for-sale securities, net of tax	(8,526)	970	149	(9,635)	970	149
Foreign currency translation adjustments, net of tax	(4,105)	8,959	1,373	11,668	13,697	2,099
Comprehensive loss	(169,572)	(120,759)	(18,508)	(490,238)	(441,990)	(67,738)
Loss per share:
Basic and diluted	(0.96)	(0.79)	(0.12)	(3.05)	(2.77)	(0.42)
Loss per ADS:
Basic and diluted	(1.92)	(1.58)	(0.24)	(6.10)	(5.54)	(0.84)
Weighted average number of shares used in computation of loss per share
Basic and diluted	163,649,457	165,142,152	165,142,152	163,671,577	164,786,631	164,786,631

	111, Inc. UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)

	For the three months ended December 31,			For the year ended December 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Net cash used in operating activities	(71,544)	(156,083)	(23,921)	(512,382)	(116,777)	(17,897)
Net cash provided by/(used in) in investing activities	109,817	(216,323)	(33,154)	237,675	(324,669)	(49,757)
Net cash provided by financing activities	9,052	573,663	87,918	108,987	1,070,408	164,048
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(6,336)	4,336	665	9,702	(8,150)	(1,249)
Net increase/(decrease) in cash and cash equivalents, and restricted cash	40,989	205,593	31,508	(156,018)	620,812	95,145
Cash and cash equivalents, and restricted cash at the beginning of the period	656,733	1,112,941	170,566	853,740	697,722	106,929
Cash and cash equivalents, and restricted cash at the end of the period	697,722	1,318,534	202,074	697,722	1,318,534	202,074

	111, Inc.
	Unaudited Reconciliation of GAAP and non-GAAP Results
	(In thousands, except for share, per share and per ADS data)

	For the three months ended December 31,			For the year ended December 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Loss from operations	(168,072)	(144,723)	(22,182)	(493,513)	(473,311)	(72,538)
Add: Share-based compensation expenses	13,909	32,417	4,968	54,281	75,695	11,601
Non-GAAP loss from operations	(154,163)	(112,306)	(17,214)	(439,232)	(397,616)	(60,937)

Net Loss attributable to ordinary shareholders	(157,591)	(130,624)	(20,021)	(499,606)	(456,533)	(69,967)
Add: Share-based compensation expenses, net of tax	13,909	32,417	4,968	54,281	75,695	11,601
Impairment loss of long-term investment	—	—	—	11,000	—	—
Non-GAAP net Loss attributable to ordinary shareholders	(143,682)	(98,207)	(15,053)	(434,325)	(380,838)	(58,366)

Loss per ADS:
Basic and diluted	(1.92)	(1.58)	(0.24)	(6.10)	(5.54)	(0.84)
Add: Share-based compensation expenses and impairment loss of long-term investment per ADS, net of tax	0.17	0.39	0.06	0.80	0.92	0.14
Non-GAAP Loss per ADS	(1.75)	(1.19)	(0.18)	(5.30)	(4.62)	(0.70)